U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12B-25
NOTIFICATION OF LATE FILING
SEC File Number 333-107002
Form 10-QSB
For Period Ending: 09/30/07

PART I: REGISTRANT INFORMATION

Full Name of Registrant: Manas Petroluem Corporation ("MNAP”)

Address of Principal Executive Office:

Bahnhofstrasse 9
  6341 Baar, Switzerland

Phone – +41 (44) 718 10 32

 PART II: RULES 12B-25(B) AND (C)

It is anticipated that the subject Quarterly Report on Form 10-QSB will be filed within the next several days.

 PART III: NARRATIVE

The Registrant has not completed its Quarterly Report on Form 10-QSB for the period ended September 30, 2007, due to administrative delays.

PART IV: OTHER INFORMATION

(1) Name and telephone number of person(s) to contact in regard to this notification

Peter-Mark Vogel, Chief Financial Officer +41 (44) 718 10 32

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] YES [X] NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Manas Petroluem Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

MANAS PETROLEUM CORPORATION

Dated: November 13, 2007	By:	/s/ Peter-Mark Vogel
Peter-Mark Vogel
Chief Financial Officer